                                  iVillage Inc.
                                170 Fifth Avenue
                            New York, New York 10010


January 1, 1999


CONFIDENTIAL
------------

Astrology.Net
3220 Sacramento Street
Suite 26
San Francisco, CA  94115

         Re:      Letter of Intent
                  ----------------

Ladies and Gentlemen:

         The undersigned, iVillage Inc., a Delaware corporation ("iVillage"), is hereby proposing to acquire Knowledgeweb, Inc. doing business as Astrology.Net ("Astrology"), on the following basis:

1. General Structure of the Acquisition. iVillage, or a subsidiary or affiliate thereof designated by iVillage (the "iVillage Entity"), will acquire all of the outstanding capital stock of Astrology (the "Astrology Shares"), in exchange for a combination of shares of the Common Stock of iVillage (the "Common Stock") and cash as described in Section 2 hereof (the "Acquisition"). At the discretion of the parties hereto, the Acquisition may be structured as a merger of Astrology with or into a wholly-owned subsidiary of iVillage.

2.       Terms of the Acquisition.

         (a) In consideration of the purchase of the Astrology Shares, iVillage will issue to the holders of the outstanding capital stock and will allocate (as described below in this Section 2(a) and Section 2(f)) to the holders of outstanding options to acquire capital stock of Astrology (the "Shareholders"), at the Closing (defined below), an aggregate of 2,500,000 shares of Common Stock (the "iVillage Shares") and $1.0 million in cash. It is the parties' intent that the Acquisition be structured as a tax-free reorganization qualifying under
Section 368 of the Internal Revenue Code. The total number of iVillage Shares and cash to be issued shall be allocated among the holders of the outstanding capital stock of Astrology and the holders of options to acquire the capital stock of Astrology on a pro rata basis based on the number of shares of capital stock of Astrology held by, or receivable upon exercise of options held by, each such holder. The iVillage Shares and cash allocable to holders of outstanding options to acquire Astrology Common Stock shall be reserved for issuance upon the exercise of the iVillage options described in Section 2(f).

         (b) The iVillage Shares issued at Closing to David Fox and Kelli Fox (the "Founders") will be subject to vesting over a three year period following the Closing in accordance with the schedule attached hereto as Schedule I; provided, however, that the Founders shall continue to vest in the iVillage Shares only so long as they remain employees of Astrology or the surviving corporation. The vesting of iVillage Shares issued to each of the Founders in the Acquisition will be subject to acceleration in the event that such Founder's employment with Astrology or the surviving corporation is terminated without cause or constructively terminated at any time during the three year period following the Closing. "Cause" shall be defined as (i) a breach of any material provision of the Employment Agreement (as defined herein) or the Non-Compete Agreement (as defined herein), which breach is not cured within 30 days following the delivery to employee of written notice reasonably describing the alleged breach; (ii) habitual neglect of duties as an employee, which remains uncured following delivery to employee of written notice reasonably describing the offending conduct and a reasonable opportunity to cure; (iii) an act of dishonesty, gross carelessness or gross misconduct; including, without limitation, employee's theft, misuse or unauthorized disclosure of proprietary information, which has an adverse effect on iVillage or (iv) conviction of a felony or a crime involving moral turpitude. "Constructive Termination" shall mean employee's resignation or termination following (i) a reduction in employee's base salary not agreed to by employee; (ii) the relocation of employee's office to an office more than twenty (20) miles from the city limits of San Francisco, California not agreed to by employee; or (iii) employee's death or permanent disability.

         (c) All of the iVillage Shares issued at Closing or upon the exercise of options to acquire iVillage shares shall be subject to an underwriters' lockup agreement until 180 days after the effective date of the iVillage initial public offering.

         (d) Proceeds from the sale by the Founders of any iVillage Shares shall be placed in escrow until 24 months following the Closing. Subject to the underwriters' lockup agreement, each Founder shall have the absolute discretion to invest any such proceeds in any manner that he or she chooses; provided, however, that (x) each Founder shall be entitled to remove up to $1,000,000 from escrow during such twenty-four (24) month period and (y) any sales of iVillage Shares during such twenty-four month period shall be made through Goldman, Sachs & Co.

         (e) The Shareholders will be entitled to unlimited piggyback registration rights with respect to the iVillage shares, subject to the existing registration rights of iVillage's existing shareholders.

         (f) At the Closing, outstanding options to acquire Astrology Common Stock shall convert into options to acquire each optionholder's portion of the allocated iVillage Shares and cash on the same terms including, without limitation, the vesting schedules and the acceleration provisions to which such options are subject.

         (g) The employees of Astrology who join iVillage following the acquisition (each, an "Employee") will be eligible to participate in iVillage's employee stock option plan. The number of options granted to each employee shall be mutually agreed upon by iVillage and Astrology prior to signing a definitive agreement.

3. Post Acquisition Matters. It is contemplated that iVillage and the Founders shall reach a mutually satisfactory understanding regarding the organization and delegation of authority following the Closing. It is further contemplated that, prior to the Closing, the parties shall agree upon an operating budget for Astrology for the twenty-four (24) month period following the Closing.

4. The Closing. It is contemplated that the parties hereto will cooperate and use their diligent best efforts, exercised in good faith, to enter into a definitive acquisition agreement and to effect the closing (the "Closing") of the Acquisition on or before January 31, 1999.

5. Definitive Agreements. The transactions contemplated hereby shall be subject to, among other things, the following:

     (a) the negotiation, execution and delivery of a definitive agreement (the "Acquisition Agreement") providing for, among other things,

         (i) terms reflecting the provisions of this Letter of Intent;

         (ii) representations, warranties and indemnities by Astrology, which representations, warranties and indemnities shall be subject to the Escrow Agreement (as hereinafter defined);

         (iii) the following conditions to the obligation of the parties to close the Acquisition: (a) receipt of all material approvals, authorizations and clearances needed from any governmental and regulatory authority, or any other person, required for consummation of the transaction, (b) receipt by iVillage and Astrology of an opinion from counsel for Astrology that the merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code, and (c) receipt of consents required from third parties to contracts with Astrology that iVillage identifies as key contracts; and

         (iv) such other terms, provisions and conditions as are agreed upon by iVillage and Astrology;

     (b) the execution and delivery by each of the holders of outstanding capital stock of Astrology of an Escrow Agreement which shall provide that, as the sole recourse for the indemnity obligations of the Shareholders under the Acquisition Agreement, four hundred and fifty thousand (450,000) of the iVillage Shares issued in the Acquisition will be escrowed for eighteen (18) months after the Closing. No claims may be asserted against the escrowed iVillage Shares until fifty thousand dollars ($50,000) in claims have accrued (either singly or in the aggregate), at which time iVillage may assert the full amount of any such claim(s);

     (c) the execution and delivery by each Employee of iVillage's standard employee non-disclosure, non-competition and proprietary rights agreement (the "Non-Disclosure Agreement");

     (d) the execution and delivery by the Founders of employment agreements (the "Employment Agreements") that provide for annual salaries of $125,000 for a period of three (3) years, subject to annual review increases commensurate with other iVillage employees with similar responsibility and consistent with iVillage's compensation policies, and such other terms and conditions as may be acceptable to iVillage and each of the Founders. Each of the Founders shall receive at Closing an option to purchase 225,000 shares of iVillage Common Stock at an exercise price equal to 125% of the iVillage initial public offering price, subject to the terms of iVillage's stock option plans. The option will vest only if the Founder remains an employee of Astrology or the surviving corporation on the date that is the seventh anniversary of the Closing; provided, however, that such vesting will be accelerated with respect to one-third of such option shares if Astrology meets or exceeds predetermined revenue and profit targets after each of twelve (12) months, twenty-four (24) months and thirty-six (36) months following the Closing, such that if all targets are met all such options will be fully vested at thirty-six (36) months from Closing. In the event that iVillage does not complete an initial public offering on or before April 30, 1999, then the exercise price of such options shall be the fair market value of iVillage Common Stock as of April 30, 1999, as determined in good faith by the iVillage board of directors.

         (e) the execution and delivery by the Founders of non-competition agreements (the "Non-Compete Agreements") containing the terms set forth in
Schedule II; and

         (f) the execution and delivery by each of the Shareholders of a Shareholders' Agreement granting a right of first refusal in connection with the iVillage Shares in form and substance reasonably acceptable to iVillage and the Shareholders (the "Shareholders Agreement" and together with the Acquisition Agreement, Escrow Agreement, Non-Disclosure Agreement, the Employment Agreements and the Non-Compete Agreements, the "Definitive Documents").

6. Conduct of Business. From and after the date hereof until the earlier of the Closing or the termination of this Letter of Intent pursuant to Section 15 hereof, Astrology shall, and shall cause each of its subsidiaries (if any) to, conduct its and their businesses only in the normal and ordinary course and, without the prior written consent of iVillage, Astrology shall not, and shall not permit any of its subsidiaries (if any) to, among other things, (a) except for the issuance of shares of capital stock of Astrology upon exercise or conversion of presently outstanding warrants, options, rights or convertible securities, issue or sell, or contract to issue or sell, any shares of capital stock of Astrology or any securities convertible into or exchangeable for shares of capital stock of Astrology or securities, warrants, options or rights to purchase any of the foregoing (other than the issuance of employee stock options and stock appreciation rights under existing stock option plans), (b) purchase or redeem any shares of capital stock of Astrology, (c) declare or pay any dividends or agree to make any other distribution with respect to any shares of capital stock of Astrology or (d) amend the Articles of Incorporation or By-Laws of Astrology.

7.       Information and Access.

         (a) Each of Astrology and iVillage shall permit the other party and its consultants and professional advisors to conduct, and shall assist the other party and its consultants and professional advisors in the conduct of, a due diligence investigation concerning such party and its principals and key employees, including, without limitation, authorization for background, reference and credit checks (the "Investigation"). Astrology shall provide iVillage and its consultants and professional advisors with access to all books, records, and materials which may be requested in connection with the Investigation to be performed by or on behalf of iVillage.

iVillage shall provide Astrology with a copy of its Registration Statement on Form S-1, including all amendments and exhibits thereto, and access to the underwriters of its initial public offering.

         (b) Each of iVillage and Astrology acknowledges that the other has had and may have access to, or has developed or may independently develop, certain information or materials that may be similar to or identical to the confidential information (including ideas, themes, formats or other elements) disclosed or submitted to, or discovered by, the other party during the Investigation prior to or following the date hereof. Such independently developed information and materials shall not constitute confidential information of such party. Each of iVillage and Astrology agrees that it shall not assert any claim against the other party or any third party in connection with such independently developed information.

8. Non-Disclosure Agreement. Reference is made to the Non-Disclosure Agreement (the "NDA") previously entered into between Astrology and iVillage and dated August 5, 1998. The NDA is incorporated herein by reference.

9. Negotiation with Others. During the period beginning on the date hereof and continuing until January 31, 1999, neither Astrology or any Founder shall, nor shall Astrology authorize any of its employees, officers, directors, shareholders or agents to, directly or indirectly, (a) solicit, initiate or engage in discussions or negotiations with, or provide any information to, or take any other action with the intent to facilitate the efforts of, any third party with respect to a financing of or investment in Astrology (including by way of the purchase of capital stock or other securities from Astrology or any Shareholder) or acquisition of Astrology (including by way of merger, purchase of capital stock or purchase of assets), or that would otherwise be inconsistent with the terms of this Letter of Intent, or that would prohibit the performance of Astrology's obligations hereunder or that could reasonably be expected to diminish the likelihood of or render impracticable the consummation of the transactions contemplated hereby (each, a "Prohibited Transaction"), or (b) enter into any agreement or arrangement with respect to, or authorize or consummate, a Prohibited Transaction. If Astrology or any of its subsidiaries or affiliates or any Shareholder receives an unsolicited offer or proposal to enter negotiations relating to any of the above, such party shall immediately notify iVillage of such offer or proposal and shall promptly decline such offer. Upon the execution and delivery of this Letter of Intent, Astrology and the Shareholders shall terminate all discussions, if any, it or they may be having with respect to a Prohibited Transaction.

10. Breach of Section 9. Each of Astrology and the Founders recognizes and acknowledges that a breach by it of Section 9 will cause irreparable and material loss and damage to iVillage. Accordingly, without in any way limiting the remedies available to iVillage in the event of such a breach, Astrology and the Founders agree that the issuance of an injunction or other equitable remedy is an appropriate remedy for any such breach or threatened breach.

11. Publicity. The parties hereto agree that, to the maximum extent feasible, and subject to compliance with any public disclosure obligations of iVillage, they shall advise and confer with each other prior to the issuance (and provide copies to the other party prior to issuance) of any public announcements, reports, statements or releases pertaining to the proposed Acquisition or this Letter of Intent.

12. Brokers' or Finders' Fees. Astrology or, in the event the Acquisition is consummated, Astrology's former shareholders, shall indemnify and hold iVillage harmless from any claim for brokerage or finders' fees arising out of the transactions contemplated hereby by any person claiming to have been engaged by Astrology.

13. Expenses. Each of iVillage and Astrology and the Shareholders shall bear its and their own expenses in connection with the preparation for and consummation of the transactions contemplated by this Letter of Intent; provided, however, that if, without reasonable cause, iVillage elects not to consummate the Acquisition, iVillage shall bear the reasonable and documented expenses of Astrology relating to the transactions described in this Letter of Intent up to $75,000.

14. Advertising. On or before the first business day after the date on which Astrology executes this Letter of Intent, iVillage will purchase run of site advertising on Astrology valued at $100,000 (assuming a $15 CPM), to be delivered during the period from January 31, 1999 to January 30, 2000; with $50,000 to be paid on the first business day after the date on which Astrology executes this Letter of Intent and the remainder to be paid in accordance with normal practice; provided, that if the Acquisition is consummated, the balance of the prepayment shall be returned to iVillage.

15. Termination. In the event the parties hereto fail to enter into the Acquisition Agreement on or before January 31, 1999, the understandings contained herein, unless extended by mutual agreement of the parties, shall terminate.

16. Governing Law. This Letter of Intent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly therein.

17.      Binding Effect; Integration.

         (a) Except as hereinafter set forth, the understandings contained herein (i) do not constitute a binding agreement between the parties hereto but merely express their intent with respect thereto and (ii) shall only become binding when the Acquisition Agreement is executed and the transactions contemplated hereby have been approved by the respective Boards of Directors and shareholders of iVillage and Astrology. Anything contained herein to the contrary notwithstanding, the obligations of the parties hereto pursuant to Sections 6 through 16, 17 through 21 and this Section 17 are intended to be binding and enforceable obligations of the parties.

         (b) To the extent set forth in paragraph (a) of this Section 17, this Letter of Intent shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by any party without the written consent of the other parties hereto. Any amendment of this Letter of Intent shall be in writing and signed by the party against whom enforcement is sought.

18. No Joint Venture. Neither party shall make any warranties or representations, or assume or create any obligations, on the other party's behalf except as may be expressly permitted hereunder or in writing by such other party. Each party shall be solely responsible for the actions of all its respective employees, agents and representatives.

19. Limitation of Liability. EXCEPT AS EXPRESSLY SET FORTH HEREIN, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY DAMAGES, FEES, COSTS OR EXPENSES SUFFERED OR INCURRED BY IT IN CONNECTION WITH THIS LETTER OF INTENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER OF INTENT OR RESULTING FROM THE TERMINATION OF THIS LETTER OF INTENT. UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR EXEMPLARY DAMAGES (EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES), ARISING FROM THE TERMINATION OF THIS LETTER OF INTENT, SUCH AS, BUT NOT LIMITED TO, LOSS OF REVENUE OR ANTICIPATED PROFITS OR LOST BUSINESS.

20. Counterparts. This Letter of Intent may be executed in any number of counterparts by original or facsimile signature, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

21.      The Founders.

         (a) By execution and delivery of a counterpart to this Letter of Intent, each of the Founders hereby (i) represents and warrants, severally and not jointly, that such shareholder owns the number of shares of Astrology capital stock set forth opposite its, his or her name on the signature page hereto and (ii) agrees that, subject to the terms and conditions hereof, it, he or she will support the consummation of transactions contemplated hereby and will use its, his or her best efforts to cause Astrology to comply with its obligations hereunder.

         (b) Astrology hereby represents and warrants that the aggregate number of shares of capital stock of Astrology set forth on the signature page as being owned by the Founders constitutes a majority of the outstanding shares of each class of capital stock of Astrology.

         If Astrology and the Founders accept the foregoing proposal by iVillage and are in agreement therewith, kindly sign the enclosed copy of this Letter of Intent where indicated below and return the same to iVillage by fax no later than 5:00 p.m. (EST) on January 4, 1999. If this Letter of Intent is not signed and received by iVillage by such time, iVillage's offer as reflected herein shall be deemed withdrawn and shall terminate and the foregoing proposal shall expire at such time.

                                               Very truly yours,

                                               iVillage Inc.


                                               By /s/ Candice Carpenter
                                                 ----------------------------
                                                 Name: Candice Carpenter
                                                 Title: Chief Executive Officer

AGREED TO AND ACCEPTED AS OF
THE DATE FIRST ABOVE WRITTEN:

KNOWLEDGEWEB, INC. D/B/A
ASTROLOGY.NET


By /s/ David Fox
  ---------------------------
  Name: David Fox
  Title: Chief Executive Officer


THE FOUNDERS:

/s/ David Fox                       2,300,000
-------------------------  ------------------------------
Name:  David Fox           Number of Shares of Astrology
                           Stock Beneficially Owned

/s/ Kelli Fox                      2,300,000
-------------------------  -----------------------------
Name:  Kelli Fox           Number of Shares of Astrology
                           Stock Beneficially Owned





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Schedule I

                                Vesting Schedule


                                                              Percentage of
                                                            iVillage Closing
Vesting Date                                                 Shares Vesting
------------                                               --------------------
At Closing...............................................        27.700%
9 Months from Closing....................................        13.850%
12 Months from Closing...................................        13.850%
15 Months from Closing...................................         6.925%
18 Months from Closing...................................         6.925%
21 Months from Closing...................................         6.925%
24 Months from Closing...................................         6.925%
27 Months from Closing...................................         4.225%
30 Months from Closing...................................         4.225%
33 Months from Closing...................................         4.225%
36 Months from Closing...................................         4.225%
                                                           --------------------
                                                                100.000%



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


Schedule II
-----------

      Summary of Additional Terms to be Contained in Definitive Documents

Assignment of Rights and Consent
--------------------------------

         Prior to Closing, appropriate service mark and trademark applications shall be filed in the United States Patent & Trademark Office directed to the mark "KELLI FOX" and the likeness of Kelli Fox as used with respect to on-line astrology information services and women's internet information services and related products (to be mutually agreed upon prior to Closing by iVillage, Astrology and the Founders) (collectively, "the field of interest"). Such applications shall be filed by and owned by Astrology with the consent of the Founders before Closing. Prior to or contemporaneously with the filing of the service mark and trade mark applications, the Founders shall assign to Astrology all rights to the mark "KELLI FOX", the trade name KELLI FOX and any marks including a likeness of Kelli Fox in the field of interest worldwide, and all associated goodwill.

         At Closing all rights of Astrology in and to the mark "KELLI FOX", the trade name KELLI FOX and any marks including a likeness of Kelli Fox in the field of interest worldwide, together with the associated goodwill, shall become the sole and exclusive property of iVillage along with certain marketing rights in the name "KELLI FOX" and marks including a likeness of KELLI FOX outside the field of interest, as part of the Acquisition.

         At Closing, the Founders agree to provide their consent to iVillage to use the name "KELLI FOX," any likeness of Kelli Fox, or any logo employing the name or likeness, or any stylized version thereof, and to provide their consent to iVillage to seek service mark or trademark registration thereof for services and goods in the field of interest, in addition to any rights transferred by Astrology to iVillage in such name or logos at Closing. For example (by way of explanation without limitation), iVillage may develop a stylized likeness of Kelli Fox for use as a service mark with respect to an on-line astrology information service and the Founders agree to make their consent of record before the United States Patent & Trademark Office.

Right of Reversion
------------------

         If, at any point in time, iVillage stops "adequately using" (to be mutually agreed upon prior to Closing by iVillage, Astrology and the Founders) the mark "KELLI FOX," the likeness of Kelli Fox and a stylized version thereof, iVillage agrees to assign the trademark and service mark rights and associated goodwill to the mark "KELLI FOX" to Kelli Fox. Should iVillage assign the trademark and service mark rights to "KELLI FOX" and the likeness of Kelli Fox to Kelli Fox in accord with this paragraph, iVillage agrees to release Kelli Fox from her obligations not to employ her name or likeness in the field of interest and not to compete with iVillage.

Non-Compete
-----------

         Subject to the Right of Reversion, the Founders each agree not to compete with iVillage in the field of interest for a period of six years after the Closing. At the conclusion of the non-compete period, the Founders shall have the right in the field of interest to brand any product or service with the KELLI FOX mark or stylized likeness of Kelli Fox under license from iVillage; provided, however, that the Founders, after the non-compete period, shall not have the right to so brand any product or service in the field of interest (a) in connection with any one or more of four (4) companies chosen by iVillage at the end of the non-compete period or (b) in connection with any other entity (other than the entities to be determined pursuant to subpart (a), above) without providing iVillage a right of first offer.

Examples
--------

Scenario 1: iVillage terminates Founders with Cause or Founders voluntarily resign during the employment period:

         o        Unvested shares do not vest
         o        No further salary owed, except accrued but unpaid salary
         o        Non-compete for six years from Closing, subject to reversion
         o iVillage gets perpetual non-exclusive right to market and sell products and services outside of the field of interest that bear the name or likeness of Kelli Fox through the iVillage properties in exchange for a 5% royalty on gross revenues from iVillage
         o        iVillage gets Right of First Refusal for off-line activities
         o Founders get perpetual non-exclusive right to market and sell products and services outside of the field of interest that bear the name or likeness of Kelli Fox in exchange for a 5% royalty on gross revenues to iVillage

Scenario 2: Founders complete initial three year employment period:

         o All shares have vested, with possible exception of option to purchase up to 450,000 shares as described in Section 5(d)
         o        Non-compete for six years from Closing, subject to reversion
         o iVillage gets perpetual non-exclusive right to market and sell products and services outside of the field of interest that bear the name or likeness of Kelli Fox through the iVillage properties in exchange for a 5% royalty on gross revenues from iVillage
         o        iVillage gets Right of First Offer for off-line activities
         o Founders get perpetual non-exclusive right to market and sell products and services outside of the field on interest that bear the name or likeness of Kelli Fox in exchange for a 5% royalty on gross revenues to iVillage

Scenario 3: iVillage terminates Founders without Cause or Constructively Terminates Founders during the employment period:

         o        Unvested shares vest immediately
         o Founders continue to receive salary through term of employment agreement
         o        Non-compete for six years from Closing, subject to reversion

         o iVillage gets perpetual non-exclusive right to market and sell products and services outside of the field of interest that bear the name or likeness of Kelli Fox through the iVillage properties in exchange for a 5% royalty on gross revenues from iVillage
         o        iVillage gets Right of First Offer for off-line activities
         o Founders get perpetual non-exclusive right to market and sell products and services outside of the field on interest that bear the name or likeness of Kelli Fox in exchange for a 5% royalty on gross revenues to iVillage

All scenarios assume that all products currently owned by Astrology.Net or developed during the period of employment are the property of iVillage.



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